March 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oriental Rise Holdings Limited
Registration Statement on Form F-1
File No. 333-294177

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC (“Maxim”), as representative of the underwriters, hereby concurs in the request by Oriental Rise Holdings Limited that the effective date of the above-referenced Registration Statement be accelerated to 5:00 PM, Eastern Time, on Monday, March 16, 2026, or as soon thereafter as may be practicable.

Maxim affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh Veera
	Name:	Ritesh Veera
	Title:	Co-Head of Investment Banking